                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 2)


                         INSIGNIA FINANCIAL GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45767A105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                              420 LEXINGTON AVENUE
                                   SUITE 1740
                            NEW YORK, NEW YORK 10170
                            TEL. NO.: (212) 973-1900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -
                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                FEBRUARY 18, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
CUSIP No. 45767A105                                      13D/A
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Greenlight Capital, L.L.C.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                        (b) [ ]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              AF, WC
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
              PURSUANT TO ITEM 2(d) or 2(e)
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
                                                  SOLE VOTING POWER
                                        7
                                                  0
              NUMBER              -------------   ------------------------------
                OF                                SHARED VOTING POWER
              SHARES                    8
           BENEFICIALLY                           0
             OWNED BY             -------------   ------------------------------
               EACH                               SOLE DISPOSITIVE POWER
             REPORTING                  9
            PERSON WITH                           0
                                  --------------  ------------------------------
                                                  SHARED DISPOSITIVE POWER
                                       10
                                                  0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                         [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.0%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              OO
------------- ------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
CUSIP No. 45767A105                                           13D/A
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              David Einhorn
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                    (b) [ ]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              AF, WC
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [ ]
              PURSUANT TO ITEM 2(d) or 2(e)
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              USA
--------------------------------------------------------------------------------
                                                  SOLE VOTING POWER
                                        7
                                                  0
             NUMBER                 -----------   ------------------------------
               OF                                 SHARED VOTING POWER
             SHARES                     8
          BENEFICIALLY                            0
            OWNED BY                ------------  ------------------------------
              EACH                                SOLE DISPOSITIVE POWER
            REPORTING                   9
           PERSON WITH                            0
                                    ------------  ------------------------------
                                                  SHARED DISPOSITIVE POWER
                                        10
                                                  0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                     [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.0%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
------------- ------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         The Schedule 13D (the "Schedule 13D"), filed with the Securities and Exchange Commission on October 27, 2000 and as amended from time to time to the date hereof, on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn, the principal of Greenlight, relating to shares of Common Stock of Insignia Financial Group, Inc. (the "Issuer") purchased by Greenlight for the accounts of (i) Greenlight Capital, L.P. ("Greenlight Fund") and (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner, and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, is hereby amended as follows.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

         The response to Item 3 is hereby amended and replaced by the following:

                  As of February 18, 2003, Greenlight had no funds invested in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The responses to Item 5(a) and (c) are hereby amended and replaced by the following:

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1 Joint Filing Agreement dated February 27, 2003 between Greenlight and Mr. Einhorn.

                                     ANNEX A


         Transaction                     Buy/Sell                     Quantity                     Price per
            Date                                                      (shares)                     Share ($)
---------------------------------------------------------------------------------------------------------------
           02/04/03                        Buy                         12,100                          8.23
           02/04/03                        Sell                        12,100                          8.23
           02/18/03                        Sell                       200,000                         10.85
           02/18/03                        Sell                       500,000                         10.88
           02/19/03                        Sell                       667,500                         10.82
           02/19/03                        Sell                       300,000                         10.83

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 27, 2003

                                            GREENLIGHT CAPITAL, L.L.C.


                                            By: /s/ DAVID EINHORN
                                                -------------------------------
                                                David Einhorn, Managing Member



                                            /s/ DAVID EINHORN
                                            -----------------------------------
                                            David Einhorn

                                 EXHIBIT INDEX

EXHIBIT
NO.           DESCRIPTION
-------       -----------

EXHIBIT 1 Joint Filing Agreement dated February 27, 2003 between Greenlight and Mr. Einhorn.